Exhibit 21.01

ORACLE CORPORATION

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation
Oracle International Corporation	California
Oracle Global Holdings, Inc.	Delaware
Oracle America, Inc.	Delaware
Oracle Technology Company	Ireland
OCAPAC Holding Company	Ireland
OCAPAC Research Partner	Ireland
OCAPAC Distributor Partner	Ireland
OCAPAC Hardware Partner	Ireland